John Hancock Tower 200 Clarendon Street, 20th Floor Boston, Massachusetts 02116-5021 Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com

FIRM /AFFILIATE OFFICES
April 7, 2011 By EDGAR Transmission Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attn: John Dana Brown Re: Zipcar, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed March 30, 2011 File No. 333-167220

Ladies and Gentlemen:

On behalf of Zipcar, Inc. (“Zipcar” or the “Company”), submitted herewith for filing is Amendment No. 7 (“Amendment No. 7”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 7 in response to comments contained in a letter, dated April 4, 2011 (the “Letter”), from Lauren Nguyen of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott W. Griffith, Chief Executive Officer of Zipcar. The responses contained herein are based upon information provided to Latham & Watkins LLP (“Latham & Watkins”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 7.

Capitalization, page 35

1. Please revise the introductory paragraph to the capitalization table to also explain the nature of the transaction which will result in the Company’s pro forma as adjusted accumulated deficit increasing to $68,240.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 35 of the prospectus. The Company supplementally advises the Staff that the effect of the beneficial conversion is now disclosed under the pro forma presentation to be consistent with the revised presentation on page F-3 which was adjusted pursuant to the Staff’s comment #8. Accordingly the accumulated deficit is the same under both the pro forma as well as the pro forma as adjusted presentations.

2. Please revise the table on page 38 to clearly indicate how changes in the initial public offering price and the related number of Series G shares to be issued will impact the Company’s total outstanding common shares on a pro forma and pro forma as adjusted basis.

April 7, 2011

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 38 of the prospectus.

Business, page 70

Our Operations and Fleet Management, page 88

3. Please revise to state as a belief the fourth sentence in this section.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 88 of the prospectus.

Principal and Selling Stockholders, page 121

4. Please refer to the table on page 122. Please advise us how the amounts listed for each executive officer and director comport with the totals listed for “All executive officers and directors as a group.”

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 122 of the prospectus.

5. We note that you have listed “Other Selling Shareholders (32 Persons)” in the table on page 122. Please revise to disclose all the selling shareholders in the prospectus. Refer to Item 507 of Regulation S-K.

Response: The Company supplementally advises the Staff that in accordance with SEC Compliance & Disclosure Interpretation 240.01, dated July 3, 2008, the Company has aggregated the holdings of a group of 31 selling stockholders who, in the aggregate, beneficially own less than 1% of the total shares of common stock prior to the offering.

Underwriting, page 137

6. We note your response to our prior comment one. Please disclose the order of priority for the sale of shares related to the exercise of the underwriters’ overallotment option so that investors can understand the amount of sales that may be allocated to each selling shareholder.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 137 and footnote 18 to the table of Principal and Selling Stockholders on page 124 of the prospectus.

7. Please indicate that the selling shareholders may be deemed underwriters with respect to the shares they are offering for sale.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 137 of the prospectus.

Note 1. Nature of Business

Unaudited Pro Forma Financial Information, page F-8

April 7, 2011

8. We note from the disclosure included in Note 1 on page F-8 that the Series G redeemable convertible preferred stock is assumed to convert to common stock on a 1 for 1.714 basis. We also note that the unaudited pro forma net loss per share basic and diluted reflects a charge of $2,860 to common stockholders as a result of the beneficial conversion of 1 for 1.714 basis. Please tell us and revise Note 1 to explain in further detail how you calculated the $2,860 charge to net loss attributable to common shareholders as a result of the beneficial conversion. Also, since it appears that this charge is directly attributable to the conversion of the Series G preferred shares into the Company’s common shares in connection with the offering, please revise the pro forma balance sheet to also give effect to this charge resulting from the conversion of the Series G preferred shares into the Company’s common shares.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page F-8 of the prospectus. The Company supplementally advises the Staff that in accordance with ASC 470-20-35-1, the Company calculated the beneficial conversion charge by multiplying 230,237 additional number of common shares issued under the beneficial conversion to the holders of Series G redeemable convertible preferred stock upon the closing of this offering by the commitment date common stock price of $12.42 per share. Please see page 38 of the prospectus for a range of additional shares to be issued at various initial public offering prices.

9. Also, we note from the disclosure included in Note 5 on page F-23 that the conversion ratio associated with the Series G redeemable convertible preferred stock could change depending on if the public offering price differs from that assumed for purposes of calculating pro forma earnings per share. Please revise Note 1 to disclose the range of changes in the conversion price that could occur depending upon changes in the public offering price and disclose the minimum and maximum changes in pro forma earnings per share that could occur as a result of changes in the public offering price. Your revised disclosure should also disclose the maximum amount of any charge that could result from the beneficial conversion associated with the Series G preferred shares.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page F-8 of the prospectus.

Other

10. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company acknowledges the Staff’s comment.

11. Please provide currently dated consents from the independent public accountants in any future amendments.

Response: The Company acknowledges the Staff’s comment. Please see Exhibits 23.1 and 23.2 of the Registration Statement.

Exhibit 5.1

12. Please revise the first paragraph on page two to delete the phrase “without having independently verified such factual matters.” Counsel should investigate or verify any factual matters

April 7, 2011

that are readily ascertainable relevant to the rendering of its opinion as purchasers of the securities are not in a position to perform such an investigation or verification.

Response: In response to the Staff’s comment, we have deleted the phrase “without having independently verified such factual matters” and filed a revised legal opinion on Exhibit 5.1.

13. We note the last sentence of the first paragraph on page two. Please revise your legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including the statutory provisions and all applicable judicial decisions interpreting those laws.

Response: In response to the Staff’s comment, we hereby confirm that the reference and limitation to the Delaware General Corporation Law in our legal opinion dated March 29, 2011, provided to the Company and filed as Exhibit 5.1 to the Registration Statement, includes the statutory provisions and the reported judicial decisions interpreting those laws currently in effect.

*    *    *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (617) 948-6032, or by fax at (617) 948-6001 with any questions or comments regarding this correspondence.

We are appreciative of the Staff’s assistance to date, and are available to answer any questions or provide supplemental materials related to this filing.

Very truly yours,

/s/ John H. Chory

John H. Chory

of LATHAM & WATKINS LLP

cc:	Scott W. Griffith, Chief Executive Officer, Zipcar, Inc.